FORM 51-102F3

Material Change Report

Item 1	Name and Address of Issuer

Viceroy Exploration Ltd. 520 – 700 West Pender Vancouver, BC V6C 1G8 (604) 669-4777 (the "Company")

Item 2	Date of Material Change

February 2, 2006, being the date of the news release.

Item 3	News Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the Toronto Stock Exchange via SEDAR and through CCN Matthews to various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that further to its News Release #2006.02, dated February 2, 2006, the Underwriters have exercised their over-allotment option and as such have increased the bought- deal offering to 9,600,000 common shares at C$6.25 per share, for gross proceeds of C$60 million.

The offering is being conducted by a syndicate of Underwriters, led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial, Paradigm Capital Inc. and Haywood Securities Inc.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance On Subsection 7.1(2) Or (3) Of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Date Of Report

DATED at Vancouver, BC, this 2nd day of February 2006.

VICEROY EXPLORATION LTD.

“Michele A. Jones”
Michele A. Jones
Corporate Secretary

Viceroy Exploration Ltd.

News Release #2006.03

TSX: VYE
OTC: VCRYF
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

Viceroy Exploration Announces “Bought Deal”
Increased to C$60 Million

Vancouver, British Columbia, February 2, 2006 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that further to its News Release #2006.02, dated February 2, 2006, the Underwriters have exercised their over-allotment option and as such have increased the bought-deal offering to 9,600,000 common shares at C$6.25 per share, for gross proceeds of C$60 million.

The offering is being conducted by a syndicate of Underwriters, led by Canaccord Capital Corporation and including Orion Securities Inc., National Bank Financial, Paradigm Capital Inc. and Haywood Securities Inc.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a junior resource company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan Province, Argentina.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

TSX does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.